                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934



                             Petroglyph Energy, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    71649C101
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                William C. Glynn
                             III Exploration Company
                               555 South Cole Road
                               Boise, Idaho 83709
                                 (208) 377-6000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                 Roger D. Blanc
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                   May 3, 2000
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 71649C101                                           Page 2 of 9 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            III Exploration Company                             I.D. #82-0456309
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Idaho
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              3,903,392
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,903,392
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,903,392
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            60.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 71649C101                                           Page 3 of 9 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Intermountain Industries, Inc.                      I.D. #82-0393036
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Idaho
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              3,903,392
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,903,392
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,903,392
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            60.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            HC
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 71649C101                                           Page 4 of 9 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Century Partners - Idaho Limited Partnership        I.D. #13-3240674
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Idaho
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              3,903,392
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,903,392
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,903,392
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            60.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 71649C101                                           Page 5 of 9 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Richard Hokin
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              3,903,392
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,903,392
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,903,392
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            60.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 1 amends the Schedule 13D filed on August 30, 1999 (the "Schedule 13D") on behalf of III Exploration Company, an Idaho corporation ("Exploration"), Intermountain Industries, Inc., an Idaho corporation ("Intermountain"), Century Partners-Idaho Limited Partnership, an Idaho limited partnership ("Century") and Richard Hokin, an individual ("Hokin" and together with Exploration, Intermountain and Century, the "Reporting Persons"), relating to the common stock, par value $.01 per share, of Petroglyph Energy, Inc. (the "Company"), a Delaware corporation. Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended by adding the following paragraph:

     As previously announced, pursuant to a subscription agreement between Exploration and the Company, on December 28, 1999 Exploration purchased 1,000,000 shares of Common Stock from the Company for an aggregate purchase price of $2,000,0000. The purchase price was furnished by a capital contribution from Intermountain, which capital contribution was furnished from Intermountain's working capital.

Item 4. Purpose of Transaction.

     Item 4 is hereby amended by deleting the fourth paragraph of Item 4 of the
Schedule 13D and adding the following paragraphs in its place:

     The purchase by Exploration of the Common Stock of the Company on December 28, 1999 was effected because of the Reporting Persons'


                                     6 of 9
belief that the Common Stock is an attractive investment based on the Company's business prospects and strategy.

     On May 3, 2000, Intermountain delivered to the Company a proposal to acquire the remaining shares of Common Stock which it does not already own. Intermountain expects to effect the acquisition by the merger of the Company with a wholly owned subsidiary of Intermountain, pursuant to which merger each issued and outstanding share of Common Stock not already owned by Intermountain will be converted into the right to receive $2.20 in cash. Upon acceptance of the proposal by the Company, Intermountain intends to proceed with the negotiation and execution of a definitive merger agreement and other necessary documentation and to consummate the transaction as quickly as possible.

Item 5. Interest in Securities of the Issuer.

     Paragraph (a) of Item 5 is hereby amended and restated in its entirety to read as follows:

     (a) As of May 3, 2000, Exploration beneficially owned 3,903,392 shares of Common Stock including, pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, the 150,000 shares of Common Stock issuable upon exercise of the Warrant. As of May 3, 2000, by reason of Intermountain's, Century's and Hokin's respective relationships with Exploration, under Rule 13d-3 under the Exchange Act, Intermountain, Century and Hokin may each be deemed to beneficially own 3,903,392 shares of Common Stock. As of May 3, 2000, 3,903,392 shares of Common Stock represented approximately 58.1% of the outstanding shares of Common Stock, based on the 6,458,333 shares of Common Stock outstanding as of


                                     7 of 9

December 31, 1999 as reported in the Company's Form 10-K for the year ended December 31, 1999.

     Paragraph (b) of Item 5 is hereby amended and restated in its entirety to read as follows:

     (b) Exploration and, by reason of their relationship with Exploration, each of Intermountain, Century and Hokin share the power to vote or direct the vote, to dispose or direct the disposition of 3,753,392 shares of Common Stock.

Item 7. Material to be Filed as Exhibits.

     1. Merger Proposal Letter, dated May 3, 2000, from Intermountain to the Company.

     2. Subscription Agreement, dated as of December 28, 1999, between Intermountain and the Company (Incorporated by reference to the Current Report on Form 8-K filed by Petroglyph Energy, Inc. on December 30, 1999).


                                     8 of 9

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: May 4, 2000                      III EXPLORATION COMPANY

                                        By: /s/ Jeffrey K. Lebens
                                            ------------------------------
                                            Jeffrey K. Lebens,
                                            Treasurer and Assistant
                                            Secretary


Dated: May 4, 2000                      INTERMOUNTAIN INDUSTRIES, INC.

                                        By: /s/ William C. Glynn
                                            ------------------------------
                                            William C. Glynn,
                                            President


Dated: May 4, 2000                      CENTURY PARTNERS-IDAHO LIMITED
                                        PARTNERSHIP

                                        By: /s/ Richard Hokin
                                            ------------------------------
                                            Richard Hokin
                                            General Partner


Dated: May 4, 2000                          /s/ Richard Hokin
                                        ---------------------------
                                            Richard Hokin


                                     9 of 9

                                  Exhibit Index
                                  -------------

     1. Merger Proposal Letter, dated May 3, 2000, from Intermountain to the Company.

     2. Subscription Agreement, dated as of December 28, 1999, between Intermountain and the Company (Incorporated by reference to the Current Report on Form 8-K filed by Petroglyph Energy, Inc. on December 30, 1999).